

November 24, 2020

Tim Armes
Chief Executive Officer
4Less Group, Inc.
106 W. Mayflower
Las Vegas, Nevada 89030

> **Re: 4Less Group, Inc.**
> **Amendment No. 2 to Offering Circular on Form 1-A**
> **Filed November 16, 2020**
> **File No. 024-11326**

Dear Mr. Armes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Amendment No. 2 to Offering Circular on Form 1-A filed November 16, 2020

General

1. You disclose that the maximum offering amount is $15 million, but it appears that you are using the low end of the range in making this calculation. Please revise to calculate the maximum offering amount using the high end of the range. Refer to Rule 253(b)(2)(ii) of Regulation A. Please also confirm that you will file an offering circular supplement with the public offering price no later than two business days following the earlier of the date of determination of the offering price or the date the offering circular is first used after qualification in connection with a public offering or sale.

   Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Frederick M. Lehrer